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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 6-K/A

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of April 2005

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F   X    Form 40-F
                               -----            ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes        No   X
                                  -----     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.
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* The following amends and supersedes the content of our Form 6-K filed on April
18, 2005. The amendment was made to correct the announcement date.
(May 15, 2005 - > April 15, 2005)

EMBEZZLEMENT OF FUNDS BY AN EMPLOYEE AT CHOHUNG BANK
On April 15, 2005, Chohung Bank, our wholly-owned, principal banking subsidiary, announced that one of its employees embezzled funds in the amount of approximately KRW 40 billion during the period from November 2004 to March 2005. This incident is currently under investigation by the banking regulatory authority in Korea. To prevent such incidents from occurring in the future, Chohung Bank announced its intention to implement immediate corrective actions and its commitment to improve its internal control system.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By  /s/ Byung Jae Cho
                                            ----------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date : April 19, 2005

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